MAYER, BROWN, ROWE & MAW

1675 BROADWAY

NEW YORK, NEW YORK 10019-5820



03022988

MAIN TELEPHONE
(212) 506-2500
MAIN FAX
(212) 262-1910

REB D. WHEELER
DIRECT DIAL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

June 20, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 23 2003
WASH. D.C. 181 SECTION

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Annual Report for Fiscal Year 2002.

2. Articles of Association adopted May 13, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes

dlw 6/26

17148604 02970609

Translation from the German Language

ARTICLES OF ASSOCIATION

of

Schwarz Pharma Aktiengesellschaft
with its registered office in Monheim

in the version as amended by the Resolutions of the Shareholders' Meeting of May 13, 2003

I.
General Provisions

§ 1
Registered Office and Company

(1) The name of the Company is:

Schwarz Pharma Aktiengesellschaft.

(2) The registered office of the Company is in Monheim.

§ 2
Purpose of the Company

(1) The purpose of the Company is the production, marketing and sales of drugs and pharmaceutical-chemical or cosmetics products.

(2) The Company is authorized to conduct all transactions and take all measures which further the purpose of the Company.

(3) The Company is authorized to establish branch offices, plants and/or subsidiaries, in Germany and abroad, and to acquire and participate in other enterprises.

(4) The Company may execute all types of contracts between enterprises, and may divide or leave its business either entirely or partially to affiliated enterprises. Further, it may merge enterprises in which it participates under its own direction or may confine itself to the management of such enterprises.

§ 3
Duration of the Company

The Company's duration is not limited to a specific amount of time.

§ 4
Notices

The publications of the Company shall be made in the electronic Federal Gazette.

II.
Share Capital and Shares

„ § 5
Share Capital

(1) The share capital of the company amounts to EUR 58.782.854 (in words: fifty eight million seven hundred eighty thousand two eighthundred fifty four EURO).

(2) The share capital shall be comprised of 45.217.580 non-par-value bearer shares.

The Executive Board is authorized, subject to the approval of the Supervisory Board, to increase the share capital up to a total amount of EUR 29.302.000,00 (Authorized Capital) either once or more than once before May 08, 2006 through the issuance of new bearer shares against cash or contributions in kind.

Ordinary shares and/or non-voting preferred shares may be issued. To the extent non-voting preferred shares are issued with respect to the authorized capital, these shall be structured with deferrable preferred dividends. In addition to the deferrable preferred dividends, a non-deferrable additional dividend may be offered. The preferred shares may be deemed equal to respective non-voting preferred shares already issued with respect to the distribution of profits and company assets.

Shareholders shall be granted subscription rights to the extent the Executive Board, subject to the approval of the Supervisory Board, does not exercise of one of the following granted authorizations to exclude subscription rights. The Executive Board, subject to the approval of the Supervisory Board, is authorized:

- to exclude subscription rights of shareholders in the context of a one-time or repeated increase of the capital against cash of up to a total of EUR 1.170.000,00 if the new shares are issued to employees of the company or to employees of affiliated enterprises within the meaning of §§ 15 et seq. of the Stock Corporation Act (Aktiengesetz),

- to exclude subscription rights of shareholders in the context of a one-time or repeated use of Authorized Capital up to a maximum of 10 % of the share capital of the Company which is existing at the time of the first-time exclusion of subscription rights under § 186
  paragraph 3 sentence 4 of the Stock Corporation Act. The maximum limitation of 10 % of the share capital up to which the exclusion of subscription rights of shareholders is permitted has to take into account and to include the issuance of shares under exclusion of subscription rights under § 186 paragraph 3 sentence 4 of the Stock Corporation Act based on another authorization during the term of the authorization period for the Authorized Capital. In case the Executive Board makes use of the authorization to exclude subscription rights of shareholders, the issue price of the new shares may not be substantially lower than the exchange price of the existing shares as quoted at the time the issue price is determined, which should take place as close as possible to the time the shares are initially placed,

- to exclude subscription rights of shareholders in the context of a one-time or repeated capital increase against contributions in kind,

- to exclude subscription rights of shareholders to the extent necessary to guarantee the holders of previously issued subscription rights and options and/ or conversion rights of

Schwarz Pharma AG or options and/ or convertible debt of a 100 % directly or indirectly affiliated company subscription rights to new shares that they would be entitled to upon exercise of the guaranteed subscription, option and/ or conversion rights.

The Executive Board is further authorized, subject to the approval of the Supervisory Board, to exclude fractional amounts from subscription rights and, during simultaneous issues of ordinary bearer shares and non-voting preferred shares in connection with a first-time (partial) use of authorized capital by the issuance of non-voting preferred shares and in observance of the existing participation relationships of both classes of shares, to exclude subscription rights of holders of shares of one class of shares from purchasin g another class.

The Executive Board, subject to the approval of the Supervisory Board, is authorized to determine the further content of share rights and the conditions of share issues. The Supervisory Board is authorized to adapt the wording Articles of Association accordingly to reflect the capital increase from Authorized Capital or after expiration of the authorization period.

(4) repealed

(5) The Company reserves the right to issue additional non -voting preferred shares, which shall have equal rights upon a distribution of profits or of the Company's assets as the pre-existing non-voting preferred shares.

(6) The Executive Board is authorized to issue new shares from the Authorized Capital to employees of the Company or its affiliates.

(7) repealed

(8) The share capital is conditionally increased by up to EUR 20.800.000,--, divided into up to 16.000.000 non-par-value bearer shares (Conditional Capital 2002). The conditional capital increase will be carried out only to the extent that the bearers of convertible bonds and/or of bonds with warrants, issued by the Company or its direct or indirect subsidiaries against cash payments on the basis of the authorization adopted by a shareholder's resolution in the Annual General Meeting on May 15 2002 for the period up to May 14 2007

exercise their conversion and/or option rights or to the extent that the bearers of mandatory convertible bonds fulfill their conversion obligation, and in so far as no own shares are delivered to the holders of bonds. The holders of the new shares are entitled to dividend payments from the start of the financial year in which they are issued upon exercising conversion rights and/or option rights or the fulfillment of a mandatory conversion. The Executive Board is authorized to determine, with the consent of the Supervisory Board, any other details necessary for the implementation of the conditional capital increase. The Supervisory Board is authorized to amend Section 5 of the Company's Articles of Association in accordance with the respective utilization of the conditional capital.

(9) The Company's share capital is conditionally increased through the issuance of new shares by an amount of up to EUR 4.160.000,-- divided up to 3.200.000 non-par-value bearer shares (Conditional Capital 2000). The conditional capital increase will only be implemented to the extent that the bearers of convertible bonds issued by Schwarz Pharma Aktiengesellschaft on the basis of the authorization granted by the Shareholders' Meeting of May 10, 2000 exercise their conversion rights to exchange the bonds for new shares. The new shares shall participate in profits starting at the beginning of the business year in which they, through the exercise of conversion rights, come into being. The Executive Board is authorized, subject to the approval of the Supervisory Board, to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is authorized to amend § 5 of the Articles of Association accordingly to reflect the respective utilization of conditional capital.

(10) The share capital of the Company shall be conditionally increased by up to EUR 4,420,000.00 through the issue of up to 3,400,000 no-par value bearer shares, each share with a proportionate amount of EUR 1.30 of the share capital of the Company (Conditional Capital 2003). The Conditional Capital 2003 serves exclusively to fulfill the option rights of the beneficiaries as issued by the Company pursuant to the authorization of the Ordinary General Shareholders' Meeting on May 13, 2003. The conditional capital increase shall be carried out only to the extent that the holders of the option rights make use of their option rights and the Company does not fulfill the option rights by transferring own shares or making a cash payment. The new shares first participate in the profit from the beginning of the financial year for which at the

time of their issue a shareholders' meeting to receive the audited financial statements has not yet occurred. The Supervisory Board shal l be authorized to amend Section 5 of the Articles of Association of the Company according to the actual utilization of the conditional capital.

§ 6
Shares

(1) The shares are bearer shares.

(2) The form and content of the share certificates, coupons and renewal coupons of the Company shall be determined by the Executive Board, subject to the approval of the Supervisory Board. The same applies to bonds and warrants.

(3) The Company shall be entitled to issue certificates of individual shares (individual certificates) or of several shares (collective certificates). The Executive Board shall, with the consent of the Supervisory Board, determine the form and contents of share certificates and any dividend and renewal coupons. The shareholder's claim to have shares o r dividend-claims securitized shall be excluded.

III.
The Executive Board

§ 7
Composition of the Executive Board

(1) The Executive Board shall consist of at least two members.

(2) The Supervisory Board shall appoint the members of the Executive Board and determine their number. It can appoint alternate members of the Executive Board.

(3) The Supervisory Board shall appoint a member of the Executive Board to serve as its Chairperson. It can appoint a Vice Chairperson.

§ 8

Representation of the Company

(1) The Company shall be legally represented by two members of the Executive Board or by one member of the Executive Board together with a designated representative (Prokurist).

(2) Alternate members of the Executive Board shall have representative powers equal to those of full members.

(3) The Supervisory Board can exempt individual or all members of the Executive Board from the restriction on multiple representation set forth in § 181 of the German Civil Code (BGB). The exemption from the restriction on multiple representation set forth in § 181 of the BGB can be revoked at any time.

§ 9

Limitations on the Authority of the Executive Board

The Executive Board is obligated, vis-à-vis the Company, to adhere to limitations on its management authority set by either the Supervisory Board or the Articles of Association, or a resolution adopted at the Shareholders' Meeting pursuant to § 119 of the Stock Corporation Act (AktG).

IV.

The Supervisory Board

§ 10

Composition, Term of Office, Resignation

(1) The Supervisory Board of the Company shall consist of nine members. Six members are elected at the Shareholders' Meeting according to the Stock Corporation Act and three by the employees pursuant to the Industrial Relations Act of 1952.

(2) Each member of the Supervisory Board shall be elected for a period lasting through the conclusion of the Shareholders' Meeting at which the formal approval of such member's action in office in the fourth year after the commencement of such member's term in office is decided. The year in which a term begins is not counted in this calculation. The Shareholders' Meeting can determine a shorter term of office for a shareholder elected member of the Supervisory Board at the time of election.

(3) Replacement members can be elected for the Supervisory Board members; the order in which replacement members succeed to the positions of prematurely resigning shareholders members shall be determined upon election of the replacement members.

(4) In the event that a replacement member of the Supervisory Board is elected to fill the position of a prematurely resigning member, he shall hold that office for the duration of the resigned member's term, to the extent not otherwise determined at the Shareholders' Meeting. In the event that a replacement member of the Supervisory Board fills a vacancy left by a shareholder elected member, his office shall terminate at the conclusion of the next Shareholders' Meeting or the one after that, if at either such meeting an election is held for the office of the resigned member, and otherwise at the end of the normal term of the resigned member. If a replacement member's term ends prematurely, such replacement member shall reassume his original position as replacement member, provided such replacement member was elected to fill the positions of more than one resigning member.

(5) For elections of shareholder members or replacement members of the Supervisory Board, the Chairperson of the Shareholders' Meeting may submit for shareholder vote lists of replacements nominated by either the Supervisory

Board or the shareholders. In the event that a list of replacement members is approved, such replacement members shall fill the positions left vacant by prematurely resigning Supervisory Board members in the order in which they are named on the list, subject to any other arrangement decided in the election.

(6) The members and replacement members of the Supervisory Board may, without providing a reason, resign from office by submitting two weeks' written notice to the Executive Board.

§ 11
Authority of the Supervisory Board

(1) The Supervisory Board, in its entirety, has the right to supervise the leadership of the Executive Board at any time, and correspondingly to examine and inspect all books and papers as well as the assets of the Company. During such inspection of company documents, the Supervisory Board shall be represented by its Chairperson or, if he is prevented from so acting, by his Vice Chairperson.

(2) The Executive Board shall keep the Supervisory Board regularly informed to the extent provided for by law. In addition, the Supervisory Board can demand reports concerning Company matters, concerning its legal and business relationships with affiliated enterprises as well as business transactions by such enterprises that could substantially influence the position of the Company.

§ 12
The Chairperson of the Supervisory Board

(1) The Supervisory Board shall elect a Chairperson and Vice Chairperson from its members for the term set forth in § 10, paragraph (2). The election shall take place directly following the Shareholders' Meeting at which the Shareholder members of the Supervisory Board were elected, in a session occurring without separate invitation.

(2) In the event that the Chairperson or the Vice Chairperson leaves office prematurely, the Supervisory Board shall hold a replacement election without delay.

§ 13
Calling of Supervisory Board Meetings

(1) Supervisory Board meetings shall be called by the Chairperson by delivering a written agenda three weeks prior to the meeting. In urgent cases, the Chairperson may reduce the notice period to three days and convoke meetings orally, by telephone, telegraph, telefax, or by way of electronic media, in particular, by e-mail.

(2) In the event that more than one Supervisory Board member is absent from the adoption of a resolution, and the absent members fail to submit a proxy vote, then the adoption of the resolution can be postponed at the request of at least two present Supervisory Board members. In the event of such postponement, the new adoption of resolutions will take place at the next regular meeting of the Supervisory Board, to the extent that no special meeting has been called for that purpose. A second minority request for postponement of the adoption of resolutions shall not be granted.

(3) This does not apply to the provisions of § 110 of the Stock Corporation Act.

§ 14
The Adoption of Resolutions

(1) Resolutions of the Supervisory Board are ordinarily adopted during board meetings. The Chairperson of the Supervisory Board shall determine the order of business and the manner in which votes are to be taken. A record shall be kept of the discussions and resolutions of the Supervisory Board and shall be signed by the Chairperson of the Supervisory Board.

(2) The adoption of resolutions in writing, by telephone, by facsimile, telegraph or telex or other means of telecommunication and electronic data transfer is permitted, provided the Chairperson of the Supervisory Board decides on this

form of adoption. Resolutions which were not adopted in meetings shall be recorded by the Chairperson and distributed to each member.

(3) The Supervisory Board is authorized to adopt resolutions when at least five of its members take part in the vote on such resolutions. Absent members can participate in the adoption of resolutions by casting their vote in writing, to be submitted by another member. Votes transmitted by telefax or by way of electronic media, in particular, by e-mail, shall be considered as written votes.

(4) Resolutions of the Supervisory Board require a simple majority of votes cast, to the extent that no other majority is required by law. In the event of a tie, a revote on the same issue must be taken not more than one month but not earlier than four days after the first vote; in the event of a second tie, the Chairperson of the Supervisory Board shall have the deciding vote.

(5) The Chairperson is authorized to implement the resolutions of the Supervisory Board and to submit the required declaration of intent.

(6) The appointment and removal of Executive Board members, like the appointment and removal of the Chairperson of the Executive Board and his Deputy, are obligations of the Supervisory Board. The resolution requires a simple majority of all Supervisory Board members.

(7) The invalidity of a Supervisory Board resolution can only be asserted within one month after submission of the meeting minutes.

§ 15
Rules of Procedure, Advisory Councils

(1) The Supervisory Board shall provide its own rules of procedure.

(2) The Supervisory Board can appoint advisory councils for special purposes, whose members need not be Supervisory Board members. It can create rules of procedure for such Advisory Councils and determine the compensation of its members.

§ 16
Supervisory Board Committees

(1) The Supervisory Board may form one or more committees from among its members. To the extent permitted either by law or by the Articles of Association, the decision making authority of the Supervisory Board can be delegated to its committees.

(2) For the adoption of resolutions in Supervisory Board committees, the rules set forth in § 14, paragraph (4), shall apply by analogy, subject to the proviso that for votes resulting in a tie, the vote of the Chairperson of the Supervisory Board shall be decisive, as long as he is a member of the committee. In addition, the provisions regarding the legal nature of the Supervisory Board shall apply correspondingly to its committees, to the extent that the law, the Articles of Association, and the rules of procedure do not contain divergent provisions.

§ 17
Compensation of the Supervisory Board

(1) The members of the Supervisory Board shall receive, in addition to compensation for expenses incurred, a fixed annual remuneration in the amount of EUR 15.338,76 payable quarterly.

(2) In addition, members of the Supervisory Board shall receive for their activities a variable remuneration in the amount of EUR 306,78 per year for each EUR 0,025 by which the consolidated annual profit per share exceeds the amount of EUR 0,51.

(3) The Chairperson shall receive quadruple, and the Vice Chairperson double, the amounts named in paragraph (1) and (2). Turnover tax shall be reimbursed by the Company to the extent the members of the Supervisory Board have a right to receive such reimbursement and they exercise this right.

(4) The above provisions shall first apply to the activities of the Supervisory Board Members as of the fiscal year 2002.

V.
The Shareholders' Meeting

§ 18
Calling of Shareholders' Meeting

(1) The Shareholders' Meeting shall be called by the Executive Boa rd or by the Supervisory Board, to be held in Monheim or at the office of a stock exchange in the Federal Republic of Germany.

(2) The notice of the Shareholders' Meeting must be published in the Federal Gazette (Bundesanzeiger) at least one month prior to the last day for the deposit of shares, not counting the day the notice is published or the last day for the deposit of shares.

§ 19
Participation right, video and audio transmission

(1) Only those shareholders who deposit their shares with the Company or at such other locations specified in the meeting notice for the period beginning at the latest on the seventh day prior to the date of the Meeting until the conclusion of the Shareholders' Meeting shall be entitled to participate in the Shareholders' Meeting and exercise their voting rights. With the approval of a designated depository, Shareholders may also comply with this requirement by depositing their shares in a blocked account at another banking institution for the period through the conclusion of the Shareholders' Meeting.

(2) Details with respect to the depositing of shares and the issuance of admission tickets shall be announced in the published invitation.

(3) The shareholders' meeting may be partly or completely transmitted by video and/or audio transmissions. The transmission may also be made in a form to which the public has unlimited access. The form of transmission shall be announced in the invitation.

§ 20

Voting Rights

(1) Each ordinary share shall have one vote. Holders of preferred shares have no voting rights. However, insofar as voting rights for preferred shares are required by law, each preferred share shall have one vote.

(2) Voting rights may be exercised by proxies. Proxies not issued to a credit institute or shareholders' association are to be granted in writing or, in the event that this is announced in the Company's designated journals together with the convocation of the General Shareholders' Meeting, in one of the methods determined in the announcement.

§ 21

Chairpersonship of the Shareholders' Meeting

(1) The Shareholders' Meeting shall be chaired by the Chairperson of the Supervisory Board, or in case of his absence, by the Vice Chairperson or another member of the Supervisory Board, to be elected by the Supervisory Board. In the event that neither the Chairperson of the Supervisory Board, nor the Vice Chairperson, nor another member of the Supervisory Board is able to assume Chairpersonship of the Share holders' Meeting, the Chairperson of the Shareholders' Meeting shall be elected by the Shareholders' Meeting under the supervision of the oldest shareholder present.

(2) The Chairperson of the Shareholders' Meeting shall lead the meeting; he shall determine the order of the points of discussion and the voting procedures.

§ 22

Resolutions

(1) Resolutions of the Shareholders' Meeting shall be adopted by a simple majority or, to the extent that a capital majority is required, by a simple majority of capital represented, as long as the law and the Articles of Association do not mandatorily provide otherwise.

(2) The Chairperson shall determine the form and further details of the voting. The voting results shall be determined by a count of the yes and no votes. The method of counting, which can, for example, be carried out through the subtraction of all yes and no votes and abstentions from all votes which were entitled to be cast, shall likewise be determined by the Chairperson.

VI.
Annual Statement and Appropriation of Net Income

§ 23
Fiscal Year and Annual Statement

(1) The fiscal year shall begin on January 1 and end on December 31 of the same year.

(2) The Executive Board must prepare the annual financial statements and the profit and loss statement and notes (annual financial statements) as well as the management report within the first three months of each fiscal year for the previous fiscal year and must, without delay, send them together with the proposal for a shareholders' resolution regarding the appropriation of the distributable profits to the Supervisory Board.

(3) The Supervisory Board shall submit its report to the Executive Board within one month after it has received the above -mentioned statements. In the event that this is not completed on time, The Executive Board shall immediately extend the deadline by, at most, one month. If the Supervisory Board report is not received by the Executive Board by expiration of this new deadline, then the annual statement shall count as not having been approved by the Supervisory Board.

§ 24
Appropriation of Net Earnings

(1) In the event of approval of the annual financial statements at the Shareholders' Meeting, half of the net income is to be allocated to reserves. Prior to making such a reserve deposit, however, amounts that are required by law to be deposited into reserves as well as accumulated losses brought forward must first be deducted from the net income.

(2) If the Executive Board and the Supervisory Board approve the financial statements, the net income can be allocated, either in full or in part, to other revenue reserves. However, a portion of more than half of the net income may not be allocated to other such revenue reserves, to the extent that such revenue reserves exceed half of the share capital, or would exceed half of the share capital upon deposit of such surplus. The second sentence of paragraph 1 shall apply correspondingly.

(3) Paragraphs 1 and 2 notwithstanding, the Executive Board and the Supervisory Board may deposit the equity portion from the appreciation of fixed and current assets and the equity portion from the determination of taxable income required under German tax accounting rules, that are not permitted to be reported as specific items with an equity portion. The amount of these reserves must either be shown as a separate item on the balance sheet or in the notes.

(4) The Shareholders' Meeting can, in the resolution over the appropriation of net retained profits, place additional amounts in revenue reserves or carry forward such revenue.

(5) The shareholders have a right to be informed of net earnings, to the extent that this is not excluded from distribution to the shareholders by law or by resolution of the Shareholders' Meeting pursuant to paragraph (4) above or as an additional expense based on the resolution appropriating net retained profits.

(6) To the extent the Company issues non-voting preferred shares, that portion of the net retained profits to be distributed to the shareholders will be allocated in the following order:

(a) Payment of existing arrears consisting of the share in the profits due the preferred shares in previous years in the order in which the arrears were accrued.

(b) Payment of the share in the profits due the preferred shares for the prior fiscal year.

(c) Payment of a dividend on ordinary shares up to the amount paid to the preferred shareholders for the proportion of profits due the preferred shares for the prior fiscal year.

(d) Payment of possible additional dividends on ordinary and preferred shares, in relation to their stake in the share capital in such a way that the preferred shares receive an additional dividend in excess of that distributed to ordinary shares, to the extent that such was provided for in the issue of the preferred shares.

§ 25

Amended Version

The Supervisory Board is authorized to adopt amendments that involve only the wording of the Articles of Association.

§ 26

The Company assumes the costs for the transformation and formation, limited to EUR 76.693,78.